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                                                                    Exhibit 18.1


May 12, 2004



To the Directors of
Capital Environmental Group Inc.

RE: FORM 10-Q REPORT FOR THE QUARTER ENDED MARCH 31, 2004

Dear Sirs:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

We have been furnished with a copy of the Company's Form 10-Q for the quarter ended March 31, 2004. Note 2 therein describes a change in accounting policy with respect to methodology used in accounting for the Company's asset retirement obligations for its landfills under FAS 143. Previously, the Company accrued the total capping, closure and post-closure costs to be incurred over the remaining life of the site in its obligating event and the discounted result was recognized as a liability to be amortized over the life of the site as waste was placed in the landfill site. Effective January 1, 2004, the Company now recognizes closure and post-closure obligations as waste is placed in the site. Additionally, the Company views final landfill capping events, which occur in phases throughout the life of a landfill, as discrete activities that are recognized as asset retirement obligations separately from other closure and post-closure obligations. Management has advised us that they believe the change is a preferable method in the Company's circumstances because reasons described in this Note.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with management, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of management.

We have not audited the application of this change to the financial statements of any period subsequent to December 31, 2003. Further, we have not examined and do not express any opinion with respect to the Company's financial statements for the three months ended March 31, 2004.

Yours very truly,

/s/ BDO Dunwoody LLP